Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

Writer's Direct Dial	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G Street, NW WASHINGTON, D.C. 20005 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

September 12, 2014
VIA EDGAR
David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
 Washington, DC 20549

Re:              Eagle Bulk Shipping Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarter Ended March 31, 2014
Filed May 15, 2014
File No. 001-33831
Dear Mr. Humphrey:
On behalf of Eagle Bulk Shipping Inc. (the "Company"), we submit this response to your letter dated July 14, 2014, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2013 and the Company's periodic report on Form 10-Q for the fiscal quarter ended March 31, 2014. The Company's responses, together with the Staff's comments, are set forth below.
Form 10-K for the Year Ended December 31, 2013
Selected Financial Data, page 57
1.	We note from your disclosure in Selected Financial Data on page 58 that you present the non-GAAP financial measure EBITDA in the "Other Data" section. We also note from your disclosure in footnote (a) that the amount in the table actually represents Credit Agreement EBITDA which includes certain adjustments not within the defined meaning of EBITDA. Please revise your table of selected financial data to refer to this amount as Credit Agreement EBITDA, rather than EBITDA. See Question 103.01 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures. Also, we note your disclosure that this measure is important for your investors as it reflects your ability to pay dividends. Based upon these factors, it appears you use this non-GAAP financial measure as a liquidity measure, rather than a performance measure. In this regard, we believe that Credit Agreement EBITDA should be reconciled to net cash from operations. Please advise or revise accordingly. Your disclosure on page 75 within MD&A should be similarly revised.
Response:   The Company supplementally advises the Staff that the presentation has been revised in its quarterly report on Form 10-Q for the quarter ended June 30, 2014, to reflect the words "Credit Agreement EBITDA". The Company has replaced the sentence "We believe that this non- GAAP measure is important for our investors as it reflects our ability to pay dividends" with "we believe that this non-U.S. GAAP measure is important for our investors as it reflects our ability to meet our covenants". The Company has not paid dividends over the years and given its current liquidity situation, does not anticipate paying dividends prior to a restructuring of its capital structure. The Company consider the Credit Agreement EBITDA to be a performance measure rather than a liquidity measure, and should therefore be reconciled to net income/(loss).

Beginning with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, it has amended its disclosure to read as follows:

September 12, 2014

"CREDIT AGREEMENT EBITDA
EBITDA represents operating earnings before extraordinary items, depreciation and amortization, interest expense, and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company's financial performance. Credit Agreement EBITDA is presented to provide additional information with respect to the Company's ability to satisfy its obligations including debt service, capital expenditures, and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Credit Agreement EBITDA used herein may not be comparable to that used by other companies due to differences in methods of calculation. EBITDA and Credit Agreement EBITDA are not items recognized by U.S. GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity.
Our term loan agreement requires us to comply with financial covenants based on debt and interest ratio with extraordinary or exceptional items, interest, taxes, non-cash compensation, depreciation and amortization ("Credit Agreement EBITDA"). Therefore, we believe that this non-U.S. GAAP measure is important for our investors as it reflects our ability to meet our covenants."
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59
Critical Accounting Policies, page 67
Vessel Lives and Impairment, page 67
2.	We note your disclosure that in performing your impairment analysis on vessels, for periods of time where your vessels are not fixed on time charters, you utilize an estimated daily time charter equivalent for your vessels' unfixed days based on the last twenty years of historical average of one to three years time charter. In light of your disclosure that actual equivalent drybulk shipping rates are currently lower than the expected rates, and the fact that you disclose on page 33 that charterhire rates are volatile and have declined significantly since their historic highs, please tell us why you believe rates based upon the last twenty years of historical average for one to three year time charters are appropriate rather than a shorter time period. As part of your response, please provide a sensitivity analysis illustrating how your impairment analysis for your vessels would have been affected if the most recent five year, three year or one year historical average rates had been utilized for purposes of estimating cash flows for unfixed days. Your response should include the significant assumptions used in your analysis, such as discount rate, which are considered highly subjective and the basis relied upon in determining such assumptions. Also, please tell us how the twenty year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.
Response:  The Company supplementally advises the Staff that the Company believes that its use of an estimated daily time charter equivalent based on the last twenty years of historical average of charter rates is a more appropriate measure to use in determining whether an impairment has occurred than an average over a shorter period, because charter rates follow long term economic cycles that last several years and rates over shorter periods of time would reflect short term volatility and may not reflect the rates of a complete shipping cycle. Vessels are utilized for a long period of time and the investment decision to purchase a vessel is predicated on the generation of cash flows over such period of time. Such long periods of time would generally cover several economic cycles. Therefore, the Company does not believe that the use of a shorter period for rates would be consistent with the long term use of its vessels.  The Company believe that twenty years is reasonable period as it reflects both economic highs and lows and is more likely to capture a wider range of market conditions and therefore to be more indicative of rates that will be achieved over the remaining life of the Company's vessels.
The cash flow projections are a function of many assumptions, including charter rates, drydock days, drydock costs, off-hire costs, vessel operating expenses and technical management fees. The direct costs of the vessels are based on the Company's history.

September 12, 2014

The Company determines undiscounted projected net operating cash flows for each vessel over its remaining useful life and compares them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent twenty year blended charter rates, net of brokerage commissions, expected outflows for scheduled vessel maintenance and vessel operating expenses. The Company believes this is a more conservative approach than using shorter periods. The Company's impairment model has shown that its vessels have passed a step 1 undiscounted cash flow test. Therefore, the Company has not applied an interest factor to discount the cash flows.
In addition, the Company supplementally advises the Staff that the twenty year historical average rate for the Company's vessels used in determining future cash flows for purposes of its impairment analysis was $18,884 for Supramax vessels. The comparable daily time charter equivalent rate that was in effect as of December 31, 2013 was $15,195.
As the Company does not believe charter rates for the past five, three and one year periods as indicative of long term rates or as taking into account a full economic cycle, the Company does not believe that a sensitivity analysis using such rates would be useful to its investors. However, the Company has provided in its quarterly report on Form 10Q for the period ended June 30, 2014, a comparison between the book value of its vessels and their fair market value.
Results of Operations for the years ended December 31, 2013, 2012 and 2011, page 71
3.	Please revise your results of operations section to explain the nature of the $32.5 million gain on time charter agreement termination and the $18.8 million other non-operating expense recognized in the year ended December 31, 2013.
Response: The Company supplementally advises the Staff that:
(i) It will provide additional disclosure in future filings to explain the nature of the $32.5 million gain on time charter agreement termination which includes the following items:
(a)  The total consideration of the comprehensive termination agreement in the first quarter of 2013 was $36.1 million of which the Company recorded $32.8 as revenue associated with the termination related to amounts previously owed but not recognized and $3.3 million as a gain resulting from termination of the charter agreement. (See discussion in 7 below)
(b)  The gain further reflects an incremental gain of $25.6 million in the second quarter of 2013 resulting from 538,751 new KLC shares received and recorded in Q2-2013. (See discussion in 8 below)
(c)  The gain further includes a realized gain on issuance of 1,731 additional new KLC shares in Q3-2013, valued at $72 thousand.

(d)  The Company received a settlement payment of $3.9 million towards the long term receivable from KLC, which resulted in an additional gain on time charter agreement termination of $3.5 million recognized in the third quarter of 2013. (See discussion in 9 below)

Total of (a) to (d) above - $32.5 Million

(ii) The Company will provide additional disclosure in future filings to explain the nature of the $18.8 million Non-Operating expense which includes the following:

The unrealized losses resulted from the KLC investment adjustments were considered as Other-than-temporary and were written off against earnings in Q1-13; Q3-13 and Q4-13, for a total of $18.4 million ($2.9 +$7.3 + $8.2). The $18.8 million expense also includes the realized losses resulting from the KLC shares sold during 2013 totaling $0.4 million.

September 12, 2014

4.	We note during 2013 general and administrative expenses decreased $16,038,787 or 50% relative to 2012 and the decrease was primarily attributed to lower compensation expense and professional consultants fees and by an increase in amount of management fees received. It is unclear from current disclosures the contribution each factor had relative to the overall decrease. In this regard, please tell us and revise to your discussion to quantify each factor cited and provide the economic reasons underlying the change for purposes of providing context and a better understanding of the factors contributing to the year over year change.
Response:
The Company acknowledges the Staff's comment and advises the Staff that the disclosure set forth on page 74, will be revised in future filings, to the effect that 2013 general and administrative expenses decreased by $16,038,787 relative to 2012 primarily attributable to lower cash compensation expense of approximately $4.4 million, lower non-cash compensation of $4.5 million as no new grants were made in 2013, lower bad debt allowance of $5.3 million, lower professional consultants fees of $0.8 million and by an increase in amount of management fees received of $1.0 million.
Contractual Obligations, page 78
5.	We note from your table of contractual obligations that your total obligation for the PIK Loans is $103,239,000. Please explain to us, and revise to disclose why this amount differs from the amount of $44,565,437 presented on the balance sheet as of December 31, 2013 and in Note 6 to the financial statements.
Response:  The Company supplementally advises the Staff that the $44,565,437 represents the PIK interest that accrued from June 20, 2012 through December 31, 2013. The amount of $103,239,000 in the Contractual Obligations Table represents the total amount of PIK interest that accrued from June 20, 2012 through December 31, 2013, plus the amount that will accrue through the termination date. As such amount is an existing obligation of the Company, the Company believes that it is more appropriate to show its full obligation, rather than limit it to amounts incurred as of December 31, 2013. The Company provides similar disclosure in future filings.
Notes to the Financial Statements
Note 1. General Information, page F-8
6.	We note from the table on page F-8 in 2012 and 2011 there was only one charterer that accounted for more than 10% of revenue. However, we note from your disclosure on page 9 of the filing that in 2012, two customers individually accounted for more than 10% of your time and voyage charter revenue, accounting for approximately 26.5% and 11.9 % of your time and voyage charter revenue. Please revise your disclosures to correct the inconsistency.
Response:  The Company acknowledges the Staff's comment and advises the Staff that the disclosure set forth on page F-8, to the effect that in 2012 and 2011 there was only one charterer that accounted for more than 10% of revenue, is inconsistent with the disclosure on page 9. The Company will amend this inconsistency in future filings.
Korea Line Corporation, page F-9
7.	We note your disclosure in the first quarter of 2013 the settlement effectively terminated the charters with KLC. As a result, you released $3.5 million of bunker liabilities and an aggregate $13.7 million balance related to deferred revenue and to the unamortized fair value of charters below and above contract value. You valued the equity received from KLC at $5.9 million and the note receivable at $2.7 million and you recorded revenue associated with the termination of $32.8 million related to amounts previously owed but not recognized and a termination gain of $3.3 million. We also note the present value of the note receivable was significantly less than its face value and the majority of gains recognized in 2013 were attributed the excess in value from the KCL shares received in lieu of cash payment or from early prepayment of such notes receivable. In this regard, please explain to us and disclose how you determined or calculated the value attributed to the equity received and the note receivable in the first quarter of 2013. As part of your response please include the method(s) and relevant assumptions used in your calculation or analysis. Also, please explain why you believe it was appropriate to recognize revenue of $32.8 million for the termination and how you determined the appropriate amount to be recognized.

September 12, 2014

Response:
The Company supplementally advises the Staff that the value of the KLC equity received and the present value of the note receivable received from KLC during Q1 of 2013 were recorded using the best information available to it at the time.
(i) The calculation of the $5.9 million valuation of KLC Equity received, was based on the number of shares issued at the quoted market price of the KLC shares as reflected on the Korean Stock Exchange, converted at the related USD / KRW exchange rate to reflect the USD Dollar equivalent value. The resulting fair value was further reduced by discounting the fair value to reflect the six months time period during which the KLC shares were in a lock-up period (during that period the Company could trade its rights to these shares, but not the shares themselves).
(ii) The determination of value for the Note Receivable was: Cash payments of $53.5 million, which were to be paid over a nine year period, starting with 0.5% in 2013; 4.00% in 2014; 5.00% in 2015; 5.00% in 2016; 9.00% in 2017; 10.00% in 2018; 11.00% in 2019; 12.00% in 2020 and 43.00% in 2021. Taking into account KLC's history in not being able to pay its cash commitments and its ongoing liquidity issues (KLC was in bankruptcy at the time), the present value was discounted by approximately 95% to derive the reported present value of $2,662,144 or approximately 5% of the note receivable face value.
At the end of December 31, 2011 in Note 1 to its annual financial statements on form 10-K, the Company disclosed that "KLC is not performing in accordance with the $17,000 per vessel per day shortfall arrangement and KLC owed the Company approximately $4.9 million relating to four quarters activities.  That revenue does not meet our revenue recognition policy and is not included in our financial statements. We will recognize that revenue and any future revenue from KLC when collectability is assured". The aggregate amount owed to the Company from KLC under the terms of that arrangement during the period from the fourth quarter of 2011 through the time the comprehensive termination agreement become effective in the first quarter of 2013 was $32.8 million. The total consideration of the comprehensive termination agreement in the first quarter of 2013 was $36.1 million.  CON 6 defines revenue as "Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations."  As the Company had provided KLC with vessels under a master agreement and the shortfall arrangement was a modification of that master agreement and the Company received a combination of both assets and settlement of liabilities, the recording of revenues was considered appropriate.  In determining to what extent the consideration received from KLC should be allocated between revenues and termination gain on the contract, management concluded it was appropriate to use a residual approach to allocate the consideration between the past services and the termination/settlement of the agreement with KLC. Because there was an existing contract in place which provided for the amounts due to the Company, the Company considered this value to be more reasonably determinable. The speech given in December 2007 by Eric West, Associate Chief Accountant at the SEC, expressed views concerning litigation settlements whereby settlements contained multiple elements and registrants are tasked with allocating consideration to each element. The speech provided for the use of the residual method "to the extent one of the elements of the arrangement just can't be valued". Although not a litigation settlement, the Company considered the value of the past services to be more reliable and determinable, as compared to the value of the termination of the remaining contract with KLC and therefore, used a residual approach. The value of the past services was supported by the existing contractual arrangement between the two parties whereas, the value of the termination of the agreement was considered more subjective, particularly given the uncertainty of KLC's ability to perform. Therefore the Company first allocated the consideration received to revenue for the services provided and any excess above that amount was recorded as a gain on termination. Therefore, the Company recorded $32.8 as revenue associated with the termination related to amounts previously owed but not recognized and $3.3 million as a gain resulting from termination of the charter agreement. These amounts were recognized in the first quarter of 2013, due to execution of the termination agreements and meeting the Company's revenue recognition policy from KLC once collectability was assured. That aggregate consideration of $36.1 million was composed of cash payments received from KLC of $10.3 million; the Company released $3.5 million of bunker liabilities to KLC; the Company recognized an aggregate of $13.7 million balance related to deferred revenue and unamortized fair value of charters below and above contract value related to the KLC charters; the Company received an equity payment from KLC valued at $5.9 million and note receivable payment valued at $2.7 million.

September 12, 2014

8.	We note your disclosure that due to an amendment to the KLC termination agreement at the end of March 2013, your long-term receivable was reduced by 90%, substituting that portion of the commitment with 538,751 additional shares of KLC to be issued in the second quarter. Please tell us the value of the shares recorded as investments in the second quarter of 2013 and how the fair value of the additional shares was determined. As part of your response, please provide us with your gain calculation of $32.5 million for the amount recognized in excess of the carrying value of the note receivable.
Response:  The Company supplementally advises the Staff that:
(i)	The value of 538,751 shares recorded in Q2-2013 was $ 28.0 million. The calculation of the value of the KLC Equity received was based on the number of shares issued at the quoted market price of the KLC shares as reflected on the Korean Stock Exchange then converted at the related exchange rate to reflect the USD equivalent. The resulting fair value was further adjusted by discounting the fair value to reflect the six months the shares would be in lock-up (during that period the Company could trade its rights to these shares, but not the shares themselves). These shares replaced 90% of the note receivable recorded pursuant to the January 3, 2013, termination agreement. The fair market value of the shares upon issuance was in excess of the fair value of the receivable. As a result, the Company recorded an incremental gain of $25.6 million in the second quarter of 2013.
(ii)
The total consideration of the comprehensive termination agreement in the first quarter of 2013 was $36.1 million of which the Company recorded $32.8 as revenue associated with the termination related to amounts previously owed but not recognized and $3.3 million as a gain resulting from termination of the charter agreement. (See discussion in 7 above)

(iii)	The gain further includes a realized gain on issuance 1,731 additional new KLC shares in Q3-2013, valued at $72 thousand.
(iv)	The Company received a settlement payment of $3.9 million towards the long term receivable from KLC, which resulted in an additional gain on time charter agreement termination of $3.5 million recognized in the third quarter of 2013. (see discussion in 9 below)
Total of (i) to (iv) above - $32.5 million
9.	Also, tell us the balance of notes receivable due from KLC remaining as of March 31, June 30, and September 30, 2013. Please explain to us why you believe gain recognition of $3.5 million during the third quarter of 2013 was appropriate in light of the fact that KCL's emergence from bankruptcy and the early prepayment did not occurred until the fourth quarter of 2013 and your accounting policy indicates gains are recognized when settled.

Response:  The Company supplementally advises the Staff that the balances of the notes receivable were as follows:
 Notes receivable due from KLC remaining at 3/31/2014 - $2,717,076
Notes receivable due from KLC remaining at 6/30/2014 - $371,708
Notes receivable due from KLC remaining at 9/30/2014 - $3,864,252

KLC had originally filed for protective receivership in Seoul, South Korea on January 25, 2011 and the Korean courts approved this request on February 15, 2011. The Company notes that it was issued the note receivable from KLC in Q1, 2013 and it was valued at the Company's best estimated taking into account the credit risk associated with KLC (see response to comment 7 above).

September 12, 2014

On September 17, 2013 the Korean court approved KLC's plan for financial reorganization, which included an additional payment to be made to us of $3.9 million, and KLC emerged from bankruptcy at the beginning of October 2013. On October 28, 2013, before the Company filed its Form 10-Q results for the third quarter of 2013, the Company received a payment of $3.9 million as final settlement of the long term receivable due from KLC. This settlement resulted in an additional gain on time charter agreement termination of $3.5 million, which the Company recognized in the third quarter of 2013, as the carrying value at September 30, 2013 was adjusted to reflect the elimination of credit risk.

Note 2. Significant Accounting Policies, page F-10
(h) Investments, page F-11
10.	We note your disclosure that your investment in the capital stock of KLC is designated as available for sale. Please revise your notes to the financial statements to include all the disclosures set forth by ASC 320-10-50-2 and 320-10-50-3.

Response:  The Company confirms that in its future filings it will provide such disclosure in accordance with ASC 320-10-50-2 and 320-10-50-3.

Note 3. Vessels, page F-14
11.	We note your disclosure that for the years ended December 31, 2013, 2012 and 2011, net revenues included $10,280,559, $4,770,214 and $5,088,268, respectively, as amortization of the below and above market rate charters. It appears that the entire remaining balance of the below market rate time charters liability was included in the gain calculation related to the termination agreement with KLC. In this regard, please explain to us and revise your notes to disclose in greater detail the nature and terms of the deferred revenue and below market rate liability and why it was fully released in 2013 as part of the KLC termination agreement as it is unclear from your current disclosures.

Response:  The Company supplementally advises the Staff that the fair value below and above contract value were balances that were established upon the purchase of vessels in 2007 that had existing long term leases with KLC. Over the course of these leases, the fair value below and above contract value amounts were amortized to revenues. In Q1-2013, the underlying lease arrangement with KLC was terminated requiring us to write off the residual net liability. Such amounts were described in the Time Charter and Voyage revenue section of the Results of Operations for the year ended December 31, 2013, 2012 and 2011 on Page 73. It indicates that Net Revenue includes an amount of $10,280,559 for the year ended December 31, 2013 relating to the non-cash amortization of fair value below contract value of time charters acquired of which $10,106,247 related to the KLC settlement agreement in the quarter ended March 31, 2013. The remaining $174,312 related to contracts not associated with the KLC termination agreement, but coincidentally happened to fully amortize during Q1-2013.
Note 11. Stock Incentive Plan, page F-21
12.	We note your disclosure that in June 2012, you granted stock options to certain members of senior management to purchase an aggregate of 1,580,000 of the Company's common shares. The options have an exercise price of $3.34 per share, vest in four equal annual installments beginning on the grant date, and expire between five to ten years from the date of grant. We also note that the fair value of the options granted was estimated using the Black-Scholes option pricing model with assumptions that included a risk free interest rate of 0.75%, and an expected stock price volatility factor of 80%. Please revise to disclose the expected term assumption used in the model and to include a description of the methods used to estimate the expected term and expected volatility assumptions. See FASB ASC 718-10-50-2(f)(2). Also, please revise your notes to include a table which includes the information required to be disclosed by ASC 718-10-50-2(c).

September 12, 2014

Response: The Company confirms that in its future filings it will provide such disclosure in accordance with ASC 718-10-50-2(f)(2) and ASC 718-10-50-2(c).

Form 10-Q for the Quarter Ended March 31, 2014
Note 5. Derivative Instruments and Fair Value Measurements, page 13
13.	We note from your disclosure in Note 5 that the fair value of the Investments decreased from $13,817,439 at December 31, 2013 to $11,715,793 at March 31, 2014. We also note from your Statements of Comprehensive Income (Loss) that this decrease in value was recorded in other comprehensive income as unrealized loss on investment. In light of the fact that the decreases in value of this investment during 2013 were all determined to be other than temporary and recognized in earnings, please explain to us, and revise to disclose why you believe that this unrealized loss is not other than temporary. Your response and revised disclosure should include the level of detail required by ASC 320-10-50-6.

Response:  The Company supplementally advises the Staff that the fair value of the KLC investments subsequent to March 31, 2014, has steadily been recovering and increased in value. On May 15, 2014, the date the Company filed its first quarter Form 10-Q, the stock was trading, above the Company's book cost, at a fair value of $15.5 million or $1.6 million above its cost. In addition, during the quarter, the KLC shares were volatile and at times valued above and below the Company's book value. Further the Company was not aware of any material adverse event reported by KLC during the period that would have caused it to conclude that market fluctuations in stock price were other than temporary. Therefore, as of March 31, 2014, the Company evaluated the KLC investment and concluded that the change in the fair value of its KLC investment is "temporary". Therefore, the Company recorded an unrealized loss of $2.1 million in shareholders' equity as a component of Accumulated Other Comprehensive Income in the first quarter of 2014. The Company will monitor the KLC investment as it further develops in 2014.
Beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, the Company has amended the Company KLC disclosure to include the following:
"Note 4.  Investment

Korea Line Corporation

Since 2007 the Company has had a chartering agreement with Korea Line Corporation ("KLC").  KLC experienced financial troubles beginning in 2011 and failed to meet its contractual obligations to the Company.  Since 2011, KLC and the Company had modified the terms of its charter agreement a number of times; however, KLC continued to experience financial difficulties.  In the first quarter of 2013, a comprehensive termination agreement between the Company and KLC became effective, as the settlement effectively terminated the charters with KLC.  The Company received a cash payment of $10.3 million; released $3.5 million of bunker liabilities to KLC; released an aggregate $3.6 million balance related to KLC deferred revenue; released a $10.1 million balance related to the KLC unamortized fair value of charters below and above contract value; received . KLC shares valued at $5.9 million; and received a note receivable valued at $2.7 million. The total aggregate consideration related to the KLC termination agreement was $36.1 million of which the Company recorded revenue associated with the termination of $32.8 million, related to amounts previously owed but not recognized, and a termination gain of $3.3 million.

On May 9, 2013 the 538,751 additional KLC common shares were issued to the Company and were released from the Korean Securities Depository on November 11, 2013. These shares replaced the note receivable recorded pursuant to the January 3, 2013, termination agreement. The fair market value of the shares upon issuance was in excess of the fair value of the receivable. As a result, we recorded an incremental gain of $25.6 million in the second quarter of 2013. Subsequent to June 30, 2013, the Company received payment on the remaining note receivable.

September 12, 2014

As of December 31, 2013 and June 30, 2014, the Company's sole remaining interest in KLC is an investment in capital stock.

The KLC investment is designated as Available For Sale ("AFS") and is reported at its fair value, with unrealized gains and losses recorded in equity as a component of accumulated other comprehensive income (loss) ("AOCI").The fair value of KLC shares are determined from the market price as quoted on the Korean Stock Exchange and by converting the South-Korean Won ("KRW") extended value into USD with the exchange rate applicable on date of conversion. The Company reviews the investment in KLC for impairment on quarterly basis.

As of March 31, 2013, September 30, 2013 and December 31, 2013, the change in the fair value of our KLC investment was considered as other-than-temporary, and therefore the Company recorded  non-cash impairment losses of $3.0 million, $7.3 million and $8.2 million, respectively, in other expenses in the first, third and fourth quarters of 2013, respectively. KLC stock has been trading in a narrow band since December 31, 2013 with limited volatility during the first two quarters of 2014. As a result, we concluded that as of March 31, 2014 and June 30, 2014, the change in the fair value of the KLC investment is "temporary," and the Company recorded an unrealized loss of $2.1 million as of March 31, 2014 and an unrealized gain of $1.4 million as of June 30, 2014 in shareholders' equity as a component of Accumulated Other Comprehensive Income.  No impairment charges were recognized for the six months ended June 30, 2014.

The following table represents KLC capital stock which is recorded at fair value:"

	No of KLC Shares	Cost Basis- Adjusted	Fair Value	Unrealized Gain / (Loss) reported in OCI	Other-than-Temporary Loss reported in Earnings- YTD	Gain / (Loss) On Sale of KLC Stock-YTD
Balance at December 31, 2012	38,674	$963,119	$197,509	$(765,609)	-	-

KLC Stock issued	585,983	33,959,454	33,959,454

KLC Stock sold	(58,128)	(2,690,768)	(2,690,768)

Other-than-Temporary Loss Adjustments		(18,414,366)	(17,648,756)	765,609	(18,414,366)

Balance at December 31, 2013	566,529	$13,817,439	$13,817,439	-	$(18,414,366)	$(417,966)

Fair Value Adjustments, net			(699,069)	$(699,069)

Balance at June 30, 2014	566,529	$13,817,439	$13,118,370	$(699,069)	-	-

__________________
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Gary Wolfe at (212) 574-1223.
Very truly yours, SEWARD & KISSEL LLP By: /s/ Edward S. Horton Edward S. Horton
cc: Adir Katzav Chief Financial Officer Eagle Bulk Shipping Inc. 477 Madison Avenue New York, New York 10022